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                 February 24, 2021

       Jason Meyenburg
       President and Chief Executive Officer
       Gemini Therapeutics, Inc.
       300 One Kendall Square, 3rd Floor
       Cambridge, MA 02139

                                                        Re: Gemini
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 17,
2021
                                                            File No. 333-253175

       Dear Mr. Meyenburg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jordan Metoyer at 202-551-6001 and Joe McCann at 202-551-6262 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Laurie Burlingame, Esq.